UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 18, 2007

THE WASHINGTON POST COMPANY
Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W. Washington, D.C. (Address of principal executive offices)	20071 (Zip Code)

(202) 334-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[　] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[　] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[　] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[　] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

　　Item 5.02(d) Election of Directors

　　(1) On January 18, 2007, Thomas S. Gayner was elected to the Board of Directors of The Washington Post Company.

    (2) None

    (3) On January 18, 2007, Mr. Gayner was named to the Audit Committee
of The Washington Post Company.

    (4) None

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

    Item 9.01(d) Exhibits

    Exhibit No.   Description

    99.1   Press Release dated January 18, 2007

                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

                                    The Washington Post Company
                                          (Registrant)

Date January 22, 2007

                                    /s/ John B. Morse, Jr.
                                    _____
                                          (Signature)
                                     John B. Morse, Jr.
                                    Vice President, Finance

                          EXHIBIT INDEX

Exhibit No.   Description

Exhibit 99.1   Press Release dated January 18, 2007